

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

Via E-mail
J. Adam Zangerle
Vice President, General Counsel and Secretary
STERIS Corporation
5960 Heisley Road
Mentor, Ohio 44060

>   **Re: New STERIS Limited**
>   **Registration Statement on Form S-4**
>   **Filed November 26, 2014**
>   **File No. 333-200598**

Dear Mr. Zangerle:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers about the Combination, page 1

1.   Please briefly explain the reasons for the structure of the transactions, including the reasons for the creation of New STERIS as a United Kingdom-based company.

Interests of Certain Persons . . ., page 18

2.   Please quantify the amount of each excise tax payment.

Background of the Combination, page 46

3.   Please revise to clarify the reasons for the 25% ownership interest requirement referenced in the August 15, 2014 letter.

4.   We note the "preliminary valuation analysis," "financial analyses" and "financial presentations" provided by Lazard on multiple dates from August-October 2014. Please provide us supplementally any written materials prepared by the financial advisor for the board of directors, such as any board books or related materials.

Miscellaneous, page 64

5.   Please revise to clarify the portion of the fee contingent on completion of the transaction. Please also revise to clarify the amount of any compensation received or to be received by the financial advisor as a result of the relationships mentioned in the second paragraph. See Item 1015(b)(4) of Regulation M-A.

STERIS and Synergy Unaudited Prospective Financial Information, page 65

6.   Please revise to disclose all material assumptions underlying the projections included in this section.

Certain United Kingdom Tax Considerations, page 89

7.   We note this section discusses only "certain" limited aspects of United Kingdom taxation. Please revise to discuss all material tax consequences.

Unaudited Pro Forma Condensed Combined Financial Statements, page 102

Notes to Unaudited Pro Forma Condensed Combined and Consolidated Financial Statements, page 106

Note 1. Basis of Presentation, page 106

8.   We note that the total estimated purchase price has been measured using the closing market price of STERIS common stock as of October 10, 2014 instead of the closing share price as of the date this proxy statement/prospectus was filed. Additionally, we note that you use an exchange rate as of October 10, 2014. Please tell us whether you intend to update your S-4 to use a closing market price and exchange rate within a date closer to the effectiveness of your filing.

Note 3. Pro Forma Transaction Adjustments, page 109

(a) Inventory, page 109

9.   We note that an adjustment to cost of revenues of $9,333,000 for the year ended March 31, 2014 has been included in the pro forma statements based on an assumption that inventory will turnover during the first year post acquisition. Please tell us how this adjustment is in accordance with Rule 11-02(b)(5) of Regulation S-X which states that

"material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in the income of the registrant within the 12 months succeeding the transaction shall be disclosed separately. It should be clearly indicated that such charges or credits were not considered in the pro forma condensed income statement."

10.   In a related matter, we noted the pro forma condensed combined statement of income as of March 31, 2014 does not include a reference to the inventory adjustment outlined in footnote 3(a). Please revise the filing as necessary to include a cross-reference to that footnote.

Enforceability of Civil Liabilities, page 158

11.   Please identify counsel who provided the advice referenced here and file their consent as an exhibit. Please also add a risk factor discussing the risks related to the matters referenced in this paragraph.

Incorporation of Certain Documents by Reference, page 166

12.   Please revise to incorporate by reference all reports filed pursuant to Sections 13(a) or 15(d) of the Exchange Act since March 31, 2014. See Item 11(a)(2) of Form S-4. Also, it appears that no Form 8-K was filed on August 8, 2014, contrary to your disclosure here. Please revise.

Signatures, page S-1

13.   Please include the signatures of the required members of your board of directors and your authorized representative in the United States. Please also indicate which individual listed below the second paragraph of text signed in the capacity of controller or principal accounting officer. See Instruction 1 to Signatures of Form S-4.

Exhibit 8.1

14.   In the second paragraph, counsel states that the discussion of the tax consequences in the section beginning on page 81 "is accurate in all material respects." Please ask counsel to revise its opinion to state clearly that the disclosure in such section is counsel's opinion. See Section III.B.2 of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lynn Dicker at (202) 551-3616 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via E-mail):   Mark Gordon, Esq.—Wachtell, Lipton, Rosen & Katz
                   Francis Stapleton, Esq.—Wachtell, Lipton, Rosen & Katz